Exhibit 99.1

Alibaba Group Enters into Settlement of Securities Act Class Action Initiated in October 2015

As previously disclosed in our SEC filings, Alibaba Group Holding Limited (“we,” or the “Company”), certain of our directors and current and former executives, and the underwriters of our initial public offering (collectively, “Defendants”), have been the subject of a consolidated class action lawsuit captioned Gary Buelow, et al. v. Alibaba Group Holding Limited, et al., No. CIV-535692 (San Mateo Sup. Ct.) (the “California Action”). The California Action was brought in October 2015 on behalf of a putative class of investors who purchased Alibaba’s American Depositary Shares and alleged violations of the United States Securities Act of 1933.

On December 28, 2018, we entered into a settlement agreement pursuant to which we have agreed to pay US$75 million to settle the California Action.  We anticipate that the majority of the contemplated settlement payment will come from our director and officer liability insurance.  No contribution will be made by any Defendant other than the Company.  As agreed by the parties, the settlement agreement expressly provides that the settlement does not constitute an admission or finding that the claims asserted in the California Action had any merit.  Under the terms of the settlement, all Defendants in the action will receive a full release of all claims brought in the California Action.  The settlement does not release claims in the separate class action pending against us and certain of our current and former executives in federal court in the Southern District of New York, which alleges violations of the United States Securities Exchange Act of 1934, and is also discussed in our prior SEC filings.

The settlement agreement is subject to court approval.  In connection with the settlement, the parties will seek to certify a settlement class of all persons who purchased our ADSs on or before October 5, 2015.  We anticipate that class members will receive notice of the proposed settlement, after which they will have the opportunity to object to the fairness and adequacy of the settlement or to exclude themselves from the settlement class.  The Company anticipates, subject to court approval, that a hearing on the final approval of the settlement will take place in or around April 2019.